adecoagro

VOTE

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Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Annual General Meeting Proposals – The Board of Directors recommends a vote FOR proposals 1 – 9:

	For	Against	Abstain
1. Approval of the Consolidated Financial Statements as of and for the years ended December 31, 2022, 2021, and 2020.	☐	☐	☐
2. Approval of the Company's annual accounts as of December 31, 2022.	☐	☐	☐
3. Allocation of results for the year ended December 31, 2022.	☐	☐	☐
4. Distribution of dividends payable in two instalments as determined by the Board of Directors.	☐	☐	☐
5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the year ended December 31, 2022.	☐	☐	☐
6. Approval of compensation of members of the Board of Directors for year 2022.	☐	☐	☐
7. Appointment of PricewaterhouseCoopers Société Coopérative, réviseur d'entreprises agréé appointed as auditor of the Company for a period ending at the general meeting approving the annual accounts for the year ending December 31, 2023.	☐	☐	☐

8. Election of the following members of the Board of Directors for a term of three (3) years each, ending on the date of the Annual General Meeting of Shareholders of ADECOAGRO S.A.to be held in 2026:

	For	Against	Abstain
8.1 - Plínio Musetti	☐	☐	☐
8.2 - Mariano Bosch	☐	☐	☐
8.3 - Daniel González	☐	☐	☐
9. Approval of compensation of members of the Board of Directors for year 2023.	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ITEMS 1 THROUGH 9.

1 U P X

03RSXA

Annual General Meeting of Shareholders – April 19, 2023 THIS PROXY IS SOLICITED BY THE COMPANY The undersigned hereby appoints Mr. Emilio F. Gnecco, and in case Mr. Gnecco is absent at the meeting, Me. Toinon Hoss, and in case Me. Hoss is absent at the meeting, the chairman of the Annual General Meeting, each with power to act without the other and with power of substitution, as proxy and attorney- in-fact and hereby authorizes such persons to represent and vote, as provided on the other side, all the shares of Adecoagro S.A. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual General Meeting of Shareholders of Adecoagro S.A. to be held on April 19, 2023 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting. (Continued and to be marked on the other side) Proxy — Adecoagro S.A. q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. Non-Voting ItemsC + + NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.Date (mm/dd/yyyy) — Please print date below. Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign BelowB Important notice regarding the Internet availability of proxy materials for the Annual General Meeting of Shareholders. The Notice of Meeting is available at: http://www.adecoagro.com